Exhibit 99.1

ASX ANNOUNCEMENT

22 November, 2017

Major shareholder Marvel Finance Limited - Proposed share swap

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) (IMT) has been notified by its major shareholder, Marvel Finance Limited (MFL) that it has entered into a conditional share swap agreement with Vantage Ultimate Limited (Vantage), a wholly owned subsidiary of Cleantech Solutions International, Inc. (Nasdaq: CLNT) (CLNT) which will result in Vantage acquiring 1,348,241 shares representing 51% of IMT Shares. After the proposed transaction, MFL will have 144,671 shares representing approximately 5.4% of IMT shares.

MFL is wholly owned by IMT Chairman, Dr. Herbert Ying Chiu Lee (Dr. Lee).

Share Swap

MFL has entered into a conditional share swap agreement with CLNT and Vantage to transfer its 51% interest in the issued share capital of IMT to Vantage, being 1,348,241 fully paid ordinary shares at a price of US$10.00 per IMT share (valuing the parcel of shares at US$13,482,410). In consideration for the transfer, Vantage shall arrange for CLNT to issue and allocate a certain number of its ordinary voting shares, representing 19.5% of the issued share capital of CLNT, and a 5-year interest-free promissory note with a principal amount of US$11,482,410 to MFL. The agreement is subject to various conditions, including entry into a definitive agreement satisfactory to the parties and legal and financial due diligence.

Board Response

The Directors (other than Dr. Lee) are considering the share swap transaction and make no recommendation at this time. Shareholders will be kept fully informed of further developments as they occur.

Assuming the transaction proceeds, Vantage will own 51% of IMT's issued share capital upon completion of the share swap. The share swap will therefore be subject to shareholder approval pursuant to Item 7 of Section 611 of the Corporations Act 2001 (Cth).

In accordance with the requirement for shareholder approval, the Directors will in due course convene an extraordinary general meeting of IMT shareholders (EGM) and cause to be prepared a notice of EGM (Notice). The Notice will be accompanied by a report from an independent expert to opine on the share swap transaction. Further details will be provided to shareholders in due course.

Your sincerely

/S/ Dr. Man Chung Chan

Dr. Man Chung Chan

Director

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948